UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIGS, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

30260D103
(CUSIP Number)

Gregg A. Noel, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1400
Palo Alto, California 94301
Tel.: (650) 470-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Thomas J. Tull
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power 27,771,452
	8.	Shared Voting Power 16,918
	9.	Sole Dispositive Power 27,771,452
	10.	Shared Dispositive Power 16,918
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,788,370
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.5% (1)
14.	Type of Reporting Person: IN

(1)
The percentage is based on 158,812,240 shares of Class A Common Stock outstanding as of July 31, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2022.

Explanatory Note

As discussed further below, by virtue of certain arrangements, Thomas J. Tull (the “Reporting Person”) may be deemed to be a member of a “group” with other persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On October 4, 2022, the “group” referenced above may be deemed to have acquired, in the aggregate, beneficial ownership of more than one percent of the outstanding shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) of FIGS, Inc., a Delaware corporation (the “Issuer”). Based on the above, the Reporting Person is filing this Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by him on May 27, 2022 (as amended, the “Schedule 13D”). Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(b) of the Schedule 13D are hereby amended and restated as follows:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

(a) - (b) Calculations of the percentage of Class A Common Stock beneficially owned is based on 158,812,240 shares of Class A Common Stock outstanding as of July 31, 2022, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 4, 2022.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
As of the date hereof, the Reporting Person (i) directly holds 2,101,277 shares of Class A Common Stock, (ii) the Tull Family Trust, of which the Reporting Person is the trustee, directly holds 25,670,175 shares of Class A Common Stock, and (iii) First Light Investors LLC, an entity which is controlled by the Reporting Person’s spouse, directly holds 16,918 shares of Class A Common Stock and over which the Reporting Person may be deemed to have shared investment and voting power.
By virtue of the Voting Agreement (as defined below), the Reporting Person, Catherine Spear and Heather Hasson and their affiliates (collectively, the “Voting Parties”) may be deemed to be members of a group for purposes of Section 13(d) of the Exchange Act. The other Voting Parties filed separate Schedule 13Ds to report the Class A Common Stock that they may be deemed to beneficially own. Based on the Schedule 13Ds filed by the Voting Parties, collectively, the Voting Parties may be deemed to beneficially own in the aggregate 61,222,895 shares of Class A Common Stock, representing 31.9% of the outstanding Class A Common Stock. Such beneficial ownership includes an aggregate of 6,872,643 shares of Class B Common Stock, 448,373 restricted stock units, and 26,055,345 options to purchase Class A Common Stock held by Voting Parties that are vested or exercisable, respectively, within 60 days of the date hereof. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties and that they may be deemed to beneficially own solely by reason of the Voting Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and restated as follows:
Voting Agreement

On May 26, 2021, the Issuer entered into a voting agreement, as amended from time to time (the “Voting Agreement”) with Tulco, LLC, Catherine Spear, Heather Hasson and certain of their affiliated trusts, pursuant to which such parties agreed to vote their shares for the election of each of Catherine Spear, Heather Hasson and, for so long as Tulco, LLC, affiliates of Tulco, LLC, and its permitted transferees (including the Reporting Person and certain of his trusts and affiliates) hold, in the aggregate, at least 10% of the total number of outstanding shares of the Issuer’s common stock (calculated on a diluted basis to include any issued and outstanding options, restricted stock units or other equity awards, whether vested or unvested), an individual designated by Tulco, LLC, or its permitted transferees, to the Board of Directors, and to vote against their removal.
On March 21, 2022, in connection with the Distribution, the Reporting Person and the Tull Family Trust (the “Tull Parties”) entered into an amendment and joinder (the “Joinder”) to the Voting Agreement under which the Tull Parties were acknowledged as permitted transferees under the Voting Agreement and joined as parties to the Voting Agreement, with the same rights and obligations as the other Investor Parties (as defined in the Voting Agreement) thereto.
The foregoing descriptions of the Voting Agreement and the Joinder do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Pledge

In connection with a credit facility entered into between the Tull Parties and a third party financial institution, the Tull Parties pledged certain assets, including all of the shares of Class A Common Stock beneficially owned by them, as collateral to secure repayment of amounts outstanding under such facility.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 7, 2022

/s/ Thomas J. Tull
Thomas J. Tull

[FIGS, Inc. - Schedule 13D/A Signature Page]